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Exhibit 99.1

AUTONOMY SETS DATE TO ANNOUNCE SECOND QUARTER 2004 RESULTS

        SAN FRANCISCO, California and CAMBRIDGE, England — July 12, 2004 — Autonomy Corporation plc (LSE: AU.; Nasdaq: AUTN), a global leader in infrastructure software for the enterprise, today announced that it expects revenues for the second quarter of 2004 to be between $15.2 million and $16.2 million with earnings per share to be $0.01 to $0.02 with positive operating cashflow. This compares with revenues for the second quarter of 2003 of $12.95 million and earnings per share of $0.01, and analyst consensus revenue forecast ranges for the second quarter of 2004 discussed during the company's first quarter 2004 conference call of revenues of $16 million to $18 million and earnings per share of $0.01 to $0.02.

        These results are preliminary and subject to the usual quarterly financial review by Autonomy's independent auditors.

        Results for the second quarter of 2004 will be announced on Thursday, July 22, 2004. A teleconference call to discuss these results will be hosted on Thursday, July 22, 2004 at 9.30am BST. The call will be available live via webcast over the World Wide Web. To access the live webcast, investors are directed towards the investor relations section of Autonomy's website, http://www.autonomy.com. Investors should go to the website approximately 15 minutes prior to the start time of the call to register.

About Autonomy Corporation plc

        Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Citrix, Computer Associates, EDS, IBM Global Services, Novell, Novient, Veritas, Vignette, Supportsoft and Sybase. The company has offices worldwide.

        The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software

Caution Concerning Forward-Looking Statements

        The statements set forth in this news release are forward-looking statements regarding Autonomy's expected third quarter revenue and earnings that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including the risk that, because the company has not finalized its second quarter financial results, unexpected adjustments may be made in finalizing these financial results from those currently contemplated. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

Financial Media Contacts: Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000

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AUTONOMY SETS DATE TO ANNOUNCE SECOND QUARTER 2004 RESULTS